Exhibit 99.1

ITW NEWS RELEASE

ITW Reports Diluted Income Per Share from Continuing Operations of $0.79 in the 2010 Fourth Quarter; Total Revenues Increase 11.0 Percent and Organic Revenues Grow 9.1 Percent in the Fourth Quarter; Company Issues Full-Year 2011 Earnings Forecast Range of $3.60 to $3.84

GLENVIEW, ILLINOIS—January 31, 2011—Illinois Tool Works Inc. (NYSE: ITW) today reported fourth quarter 2010 diluted income per share from continuing operations of $0.79, a 19 percent decline compared to fourth quarter 2009 diluted income per share from continuing operations of $0.98. Excluding a discrete $0.37 favorable tax adjustment recorded in the 2009 fourth quarter, diluted income per share from continuing operations in the 2010 fourth quarter would have been 30 percent higher than the year-ago period.

Fourth quarter 2010 total revenues of $4.169 billion were 11.0 percent higher than the year-earlier period. Organic or base revenues grew 9.1 percent in the quarter, with North American organic revenues increasing 8.9 percent and international organic revenues growing 9.2 percent. Acquisitions added 3.6 percent to revenues while currency translation negatively impacted revenues by 1.4 percent in the fourth quarter. Fourth quarter operating income of $579.5 million was 21.7 percent higher than the 2009 fourth quarter. Operating margins of 13.9 percent were 120 basis points higher than the year-ago period. Base businesses contributed 50 basis points to the operating margin improvement in the fourth quarter.

For full-year 2010, total revenues of $15.870 billion were 14.4 percent higher than 2009. Full-year organic revenues grew 10.8 percent, with North American organic revenues increasing 10.9 percent and international organic revenues growing 10.4 percent. Full-year diluted income per share from continuing operations of $3.03 was 57 percent higher than 2009. Full-year 2010 earnings included a $0.04 unfavorable tax adjustment recorded in the first quarter related to health care legislation and Medicare prescription drug subsidies. Notably, full-year 2010 operating margins of 14.8 percent were 480 basis points higher than the prior year, with organic revenue growth contributing 360 basis points of improvement.

"The Company's fourth quarter performance was highlighted by our stronger-than-expected organic revenue growth rate of approximately nine percent," said David B. Speer, chairman and chief executive officer. "We were very pleased with the double-digit organic revenue growth contributions from a number of our key business platforms, including welding, electronics, industrial packaging, and test and measurement. We believe these growth rates, along with signs of improvement in many of our other business platforms, reflect continued positive worldwide macro economic conditions. We remain optimistic about our growth prospects for 2011."

Segment highlights for the 2010 fourth quarter include:

*Total worldwide revenues for the Power Systems and Electronics segment increased 22.8 percent in the fourth quarter versus the year-ago period. Organic revenues grew 21.4 percent due to ongoing strong demand associated with the welding and electronics-related businesses. Worldwide welding organic revenues increased 18.1 percent in the fourth quarter, with North American welding organic revenues growing 23.3 percent and international welding organic revenues increasing 7.3 percent. Demand from heavy-equipment OEMs continued to drive welding revenues. The PC board fabrication businesses registered growth of 48.9 percent in the quarter, thanks to ongoing strong demand for consumer electronics products. Segment operating margins of 20.0 percent were 530 basis points higher than the year-ago quarter.

*Total worldwide revenues for the Industrial Packaging segment grew 12.6 percent in the fourth quarter compared to the year-earlier period. Organic revenues grew a similar 12.6 percent due to strong customer demand for consumable plastic and steel strapping products as well as improving trends for associated equipment. Total North American industrial packaging organic revenues grew 15.3 percent in the fourth quarter. Internationally, total industrial packaging organic revenues increased 10.2 percent. Segment operating margins of 9.4 percent were 220 basis points higher than the year-ago quarter.

*Total worldwide revenues for the All Other segment increased 14.0 percent in the fourth quarter versus the year-ago period. Organic revenues grew 11.2 percent due to strong contributions from both the test and measurement and finishing businesses. Test and measurement's organic revenues increased 19.5 percent due to broad-based worldwide customer demand, particularly China. As a supplier of paint spray components and equipment, finishing's organic revenues increased 16.7 percent due to improving industrial production trends in North America, Europe and Asia-Pacific.

In other developments, the Company announced today that it has eliminated the one-month lag for the reporting of its international operations effective January 1, 2011. As a result, the Company will report both North American and international results on a calendar year basis. Prior to this, the international fiscal reporting period began in December and ended in November. The Company will provide revised 2010 results to reflect this change prior to the end of the first quarter. Due to the new calendar year reporting, the Company will issue its initial 2011 three-month revenue report on March 16, 2011.

Based on the new calendar year reporting format, the Company is forecasting full-year 2011 diluted income per share from continuing operations to be in a range of $3.60 to $3.84. The 2011 full-year forecast assumes a total revenue growth range of 11.5 percent to 14.5 percent. For the 2011 first quarter, the Company is forecasting diluted income per share from continuing operations to be in a range of $0.81 to $0.87. The 2011 first quarter forecast assumes a total revenue growth range of 12 percent to 15 percent.

This earnings release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding diluted income per share from continuing operations, total revenue growth, organic or base revenue growth, growth prospects and macro economic conditions. The statements are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated. Such factors are contained in ITW's Form 10-K for 2009.

With nearly 100 years of history, Illinois Tool Works Inc. (NYSE: ITW) is a Fortune 200 global diversified industrial manufacturer. The Company's value-added consumables, equipment and service businesses serve customers in developed as well as emerging markets around the globe. ITW's key business platforms, including welding, automotive OEM, industrial packaging, food equipment, construction, polymers and fluids, test and measurement, electronics, decorative surfaces and automotive aftermarket, employ more than 60,000 people worldwide. ITW's revenues totaled $15.9 billion in 2010, with more than half of these revenues generated outside of the United States.

Contact: John Brooklier, 847-657-4104 or jbrooklier@itw.com

ILLINOIS TOOL WORKS INC.

(In thousands except per share data)		Three Months Ended December 31,			Twelve Months Ended December 31,	
Statement of Income		**2010**	**2009**		**2010**	**2009**
Operating Revenues	$	4,169,269 $	3,757,429	$	15,870,376 $	13,877,068
Cost of revenues		2,738,841	2,428,597		10,240,448	9,144,852
Selling, administrative, and R&D expenses		797,123	797,835		3,059,360	3,037,439
Amortization of intangible assets		53,817	51,171		212,884	203,230
Impairment of goodwill and other intangible assets		—	3,571		1,006	105,568
Operating Income		579,488	476,255		2,356,678	1,385,979
Interest expense		(44,026)	(43,847)		(175,456)	(164,839)
Other income (expense)		3,132	5,691		30,771	(7,350)
Income from Continuing Operations Before Taxes		538,594	438,099		2,211,993	1,213,790
Income taxes		145,800	(57,500)		684,800	244,300
Income from Continuing Operations		392,794	495,599		1,527,193	969,490
Income (Loss) from Discontinued Operations		—	11,801		—	(22,481)
Net Income	$	392,794 $	507,400	$	1,527,193 $	947,009
Income Per Share from Continuing Operations:						
Basic		$0.79	$0.99		$3.05	$1.94
Diluted		$0.79	$0.98		$3.03	$1.93
Income (Loss) Per Share from Discontinued Operations:						
Basic		—	$0.02		—	$(0.04)
Diluted		—	$0.02		—	$(0.04)
Net Income Per Share:						
Basic		$0.79	$1.01		$3.05	$1.89
Diluted		$0.79	$1.01		$3.03	$1.89
Shares outstanding during the period:						
Average		496,710	501,784		500,772	500,177
Average assuming dilution		499,898	504,873		503,350	501,921

Estimated Free Operating Cash Flow		Three Months Ended December 31,			Twelve Months Ended December 31,	
		2010	**2009**		**2010**	**2009**
Net cash provided by operating activities	$	459,011 $	506,310	$	1,560,789 $	2,146,589
Less: Additions to PP&E		(90,633)	(72,749)		(286,172)	(247,102)
Free operating cash flow	$	368,378 $	433,561	$	1,274,617 $	1,899,487

ILLINOIS TOOL WORKS INC.
(In thousands)

Statement of Financial Position		Dec 31, 2010		Sept 30, 2010		Dec 31, 2009
Assets						
Cash & equivalents	$	1,190,038	$	1,649,101	$	1,318,772
Trade receivables		2,678,084		2,627,696		2,491,492
Inventories		1,547,447		1,544,728		1,356,233
Deferred income taxes		301,591		227,338		231,858
Prepaids and other current assets		251,241		285,977		276,240
Total current assets		5,968,401		6,334,840		5,674,595
Net plant & equipment		2,023,045		1,952,567		2,136,527
Investments		441,606		437,967		451,293
Goodwill		4,879,312		4,729,679		4,860,732
Intangible assets		1,694,631		1,669,529		1,723,417
Deferred income taxes		623,344		594,044		673,044
Other assets		619,934		585,098		562,376
	$	16,250,273	$	16,303,724	$	16,081,984
Liabilities and Stockholders' Equity						
Short-term debt	$	317,787	$	644,883	$	213,681
Accounts payable		754,117		722,923		689,572
Accrued expenses		1,393,399		1,392,438		1,359,394
Cash dividends payable		169,233		168,617		155,724
Income taxes payable		459,056		292,480		417,267
Total current liabilities		3,093,592		3,221,341		2,835,638
Long-term debt		2,511,959		2,737,374		2,914,874
Deferred income taxes		186,935		182,329		207,677
Other liabilities		1,076,541		1,271,918		1,305,919
Total noncurrent liabilities		3,775,435		4,191,621		4,428,470
Common stock		5,385		5,367		5,350
Additional paid-in capital		460,806		377,412		270,985
Income reinvested in the business		10,399,224		10,175,663		9,521,740
Common stock held in treasury		(1,740,682)		(1,740,682)		(1,390,594)
Accumulated other comprehensive income		245,543		62,670		400,726
Noncontrolling interest		10,970		10,332		9,669
Total stockholders' equity		9,381,246		8,890,762		8,817,876
	$	16,250,273	$	16,303,724	$	16,081,984